RBC Capital Markets

One Liberty Plaza

165 Broadway, 6th Floor

New York, NY 10006

CONFIDENTIAL

June 1, 2007

Mr. Steven G. Mihaylo

c/o Summit Growth Management, LLC

P.O. Box 19790

Reno, NV 89511

Re: Inter-Tel Leveraged Recapitalization

Dear Steven:

You have advised RBC Capital Markets1 of your high level of interest in completing a recapitalization of Inter-Tel, Inc. (the “Company”) through a significant share buyback and have requested our feedback related to the financing of this proposed transaction (the “Proposed Transaction”). We understand the total cash proceeds necessary to effect the Proposed Transaction would be approximately $430.0 million. In connection with this, you have requested our views as to the feasibility of potentially using debt financing to complete a portion of the Proposed Transaction.

Based upon our review of publicly available information and discussions with you we are highly confident of being able to raise a total of $200.0 million in debt financing (the “Debt Financing”).

It is our further understanding that, except with respect to the Debt Financing, neither the Company nor any of its subsidiaries would have any other material indebtedness outstanding after the consummation of the Proposed Transaction.

Our financing view provided herein is based upon our review of the Company and the Proposed Transaction and would be subject to a number of conditions, including but not limited to:

(i)

RBC and its representatives having completed and being satisfied with its due diligence investigations of the Company and the Proposed Transaction, including a review of projections and a business plan developed by you and the Company;

(ii)	Execution and delivery of documentation of the Proposed Transaction in form and substance reasonably satisfactory to RBC and such documentation being in full force and effect;
(iii)	There having not occurred any material adverse change in the financial condition, results of operations, business or prospects of the Company and its subsidiaries and, in the sole judgment of RBC;
(iv)	Minimum LTM adjusted EBITDA of $42 million defined and calculated in a manner satisfactory to RBC;
(v)	Receipt of all necessary internal approvals by RBC.

_________________________

1 RBC Capital Markets is a marketing name for the investment banking activities of Royal Bank of Canada and its affiliates.

This letter is rendered to you solely for your use in connection with respect to the Proposed Transaction and does not confer any rights or remedies on any party, including any other party to the Proposed Transaction or any other financing sources for the Proposed Transaction. Except as otherwise required by law, or unless RBC has otherwise consented thereto, you are not authorized to disclose this letter, or the contents hereof, to any other person or entity other than the Company and its advisors.

While an indication of RBC’s interest in arranging the contemplated financing, this letter does not constitute a legally binding obligation or commitment to act as underwriter, placement agent or lender for the Debt Financing. Such an obligation will exist only upon the execution of a final, written underwriting, purchase or placement agent agreement or commitment letter or loan agreement, as the case may be, in form and substance satisfactory to RBC, and then only in accordance with the terms and conditions thereof.

We look forward to assisting you with this transaction and to furthering our relationship with you and the Company. If you have any questions, please do not hesitate to contact either Joseph Jabes or Miguel Roman.

Very truly yours,

/s/ Joseph Jabes	/s/ Miguel Roman

Joseph Jabes Managing Director	Miguel Roman Managing Director

2